Exhibit 99.1

Pembina Pipeline Corporation Extends Secured Growth with $1.3 Billion of New Integrated Infrastructure Development

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about Adjusted EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, Nov. 1, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) is pleased to announce that it has entered (directly and through its joint venture affiliates) into long-term, take-or-pay agreements to backstop development of new pipeline and processing infrastructure totaling approximately $1.3 billion. These agreements include related service for liquids transportation on Peace Pipeline, natural gas transmission service and fractionation services at Pembina's Redwater Facility.

The agreements announced today include a significant milestone for Pembina - the first integrated deal utilizing Pembina's full value chain including natural gas gathering, processing and transmission; propane-plus and condensate transportation; and propane-plus fractionation, including assets acquired through the acquisition of Veresen Inc. in October 2017.

"These new projects demonstrate Pembina's continuing ability to leverage its existing asset footprint to respond to customers' current and future needs in a cost-effective and timely manner. This new infrastructure is indicative of the substantial portfolio of potential growth projects we have before us," stated Mick Dilger, Pembina's President and Chief Executive Officer. "These investments are directly aligned with our goals of providing sustainable, industry leading total returns to our shareholders and reliable, value added services to our customers, and once again highlight the growth potential in the liquids-rich Montney and Duvernay plays," added Dilger.

Collectively, these new projects extend Pembina's current portfolio of secured projects from $1.9 billion to $3.1 billion. In aggregate, the $3.1 billion of secured projects are expected to generate run rate Adjusted EBITDA of approximately $300 to $450 million per year.

Peace Pipeline Expansions

Pembina continues to experience growing customer demand for transportation services to support development of the Montney resource play, particularly within the liquids-rich LaGlace to Kakwa corridor. Based on the need for additional capacity on the Company's Peace Pipeline system and having secured the necessary commitments under long-term, take-or-pay contracts, Pembina is proceeding with its next staged expansion of the Peace system ("Phase VII").

Phase VII includes a new 20-inch, approximately 220-kilometer pipeline in the LaGlace-Valleyview-Fox Creek corridor, as well as six new pump stations, between LaGlace and Edmonton, Alberta. Phase VII will add approximately 240,000 barrels per day ("bpd") of incremental capacity upstream of Fox Creek, accessing capacity available on the mainlines downstream of Fox Creek.

Phase VII is aimed at meeting transportation needs arising from the rapid growth of condensate supply in the Western Canadian Sedimentary Basin. Once the new condensate pipeline is placed into service, it will also divert condensate off of the existing LaGlace-Kakwa-Fox Creek corridor, creating additional firm capacity for Pembina's customers.

Phase VII has an estimated capital cost of approximately $950 million and is supported by long-term contracts with significant take-or-pay commitments.  Phase VII is anticipated to be in service in the first half of 2021, subject to environmental and regulatory approvals.

Once Phase VII is complete, Pembina will have 1.1 million bpd of Edmonton area market delivery capacity across the Company's Peace and Northern Pipeline systems.

"The Phase VII expansion is a very exciting development as it caters directly to the growing demand for condensate transportation and is another step towards our ultimate goal of creating a pipeline system with full product segregation from Gordondale to the Edmonton area for market delivery," said Jason Wiun, Pembina's Senior Vice President and Chief Operating Officer, Pipelines. "We strive to be the service provider of choice for our customers who benefit greatly from the many operational efficiencies gained through product segregation, as well as Pembina's ability to leverage our existing asset base to provide reliable, timely and cost-effective solutions," concluded Mr. Wiun.

Pembina's Canadian Diluent Hub ("CDH") is capable of delivering approximately 400,000 bpd of condensate to five regional, third-party diluent pipelines and has 500,000 barrels of above ground storage. In late 2018, the Company began expanding condensate delivery capacity to two existing connections, which will increase delivery capacity at CDH by an incremental 75,000 bpd to a total of approximately 475,000 bpd. Condensate deliveries to CDH will continue to increase as volumes from the Phase VII expansion grow and Pembina will continue to develop new and expanded markets through CDH.

In addition to Phase VII, Pembina is engaged in ongoing discussions with customers and undertaking early engineering for an additional expansion of the Peace system ("Phase VIII"), which would enable segregated pipeline service for ethane-plus and propane-plus from the central Montney area at Gordondale, Alberta, into the Edmonton area for market delivery. Phase VIII would include a new 10 and 16-inch pipeline in the Gordondale to LaGlace corridor as well as a series of pump stations located between Gordondale and Fox Creek, Alberta.

Based on preliminary engineering, Phase VIII has an estimated capital cost of approximately $500 million. Sanctioning of Phase VIII remains subject to securing sufficient long-term, take-or-pay commitments and would have an in-service date in the first half of 2022, subject to environmental and regulatory approvals, as well as approval by Pembina's executive and board of directors.

Pembina's ultimate vision is to have at least four segregated product pipelines in the corridors between Gordondale, Alberta and the Edmonton area, maximizing Pembina's fully powered-up capacity of 1.3 million bpd on the Peace and Northern Pipelines, which would likely require a Phase IX expansion.

Hythe Developments

Pembina, and its 46 percent owned joint venture, Veresen Midstream Limited Partnership ("Veresen Midstream"), have executed binding agreements (the "NuVista Agreements") with NuVista Energy Limited ("NuVista"). The NuVista Agreements provide that Veresen Midstream will construct natural gas gathering and processing infrastructure in the Pipestone Montney region with Pembina also constructing various laterals connecting to the Company's Peace Pipeline system.  The agreements further include liquids transportation on Peace Pipeline, natural gas transmission service and fractionation services at Pembina's Redwater facility.

The infrastructure (the "Hythe Developments") consists of several separate projects:

  an expansion (the "Hythe Gas Plant Expansion") of up to 125 million cubic feet per day ("mmcf/d") (57 mmcf/d net to Pembina), of sour gas processing at Veresen Midstream's existing Hythe facility (the "Hythe Gas Plant");
  the construction, by Veresen Midstream, of a new, approximately 60 km, 12-inch sour gas pipeline (the "Hythe Extension Pipeline") to transport natural gas from a NuVista compressor station to the Hythe Gas Plant; and
  the construction, by Pembina, of various laterals to connect NuVista liquids volumes to Pembina's Peace Pipeline system.

Versesen Midstream will provide natural gas gathering and processing for up to 100 mmcf/d (46 mmcf/d net to Pembina), under a 15-year, 80 percent take-or-pay agreement. This capacity will be provided in two equal increments, commencing in late 2020 and late 2021, respectively, with an option for NuVista to delay the timing of half of the second increment to 2022.

Veresen Midstream expects to capture additional volumes as these projects are strategically located to service other area customers and are being constructed with additional available capacity.

Collectively, the Hythe Developments have an estimated total capital cost of approximately $380 million (approximately $185 million net to Pembina) and are underpinned by long-term contracts with significant take-or-pay commitments. The Hythe Developments have an anticipated in-service date in late 2020, subject to regulatory and environmental approvals.

Additionally, the NuVista Agreements include the following provisions:

  transportation of propane-plus and condensate for delivery into the Edmonton, Alberta area. These volumes include those associated with the Hythe Developments as well as additional volumes being transported from other NuVista, and third-party facilities to Pembina's Peace Pipeline system. Transportation service is supported by 10 or 15-year agreements with significant take-or-pay commitments;
  processing of propane-plus volumes at Pembina's Redwater facilities. Fractionation service is supported by a 15-year agreement with significant take-or-pay commitments;
  transmission service, from a third-party shipper, on Alliance, for 40 mmcf/d of the natural gas processed at the Hythe Gas Plant; and
  NuVista will be constructing and operating a 100 mmcf/d compression and dehydration facility on their Pipestone North lands. NuVista has the option, to be exercised on or before November 15, 2019, to have Veresen Midstream acquire the proposed compressor station.

"Pembina is uniquely positioned to provide a full-service, integrated solution to our customer. Our ability to respond quickly with a near-term infrastructure plus transportation solution was a critical factor which enabled NuVista to advance their development by one year compared to other alternatives," highlighted Jaret Sprott, Senior Vice President & Chief Operating Officer, Facilities.

Duvernay III

Pembina has executed further agreements ("Services Agreements") whereby the Company will construct and operate the second tranche of infrastructure development under its previously announced 20-year infrastructure development and service agreement (the "Agreement") with Chevron Canada Limited ("Chevron"). The Agreement includes over 230,000 acres of land dedication by Chevron in the liquids-rich Kaybob region of the Duvernay resource play near Fox Creek, Alberta.

Under the Services Agreements, Pembina will be developing and constructing:

  a 100 mmcf/d sweet gas, shallow cut processing facility with approximately 5,000 bpd of propane-plus liquids capacity (the "Duvernay III Gas Plant", a replica of Pembina's Duvernay I and II gas plants);
  a condensate stabilization facility with approximately 20,000 bpd of raw inlet condensate handling capacity; and
  water handling infrastructure.

The Duvernay III Gas Plant and the related infrastructure (collectively "Duvernay III") will be located at the Company's existing Duvernay complex (the "Duvernay Complex"). Pembina expects the total capital cost to be approximately $165 million with an anticipated in-service date of mid- to late 2020, subject to regulatory and environmental approvals. As per the terms of the Service Agreements, the facilities will have a 20-year contractual life and would be back-stopped by a combination of fee-for-service and fixed-return arrangements. Additionally, the Service Agreements include natural gas liquids and condensate transportation on Pembina's Peace Pipeline system and NGL fractionation at the Company's Redwater Fractionation complex.

"We are excited to further support the growth of the world-class Duvernay resource play for Chevron. These agreements are a great example demonstrating our ability to align with our customer to deliver value-added, cost effective and integrated solutions," said Jaret Sprott.  In total, the addition of Duvernay III will increase the Duvernay Complex's gross capacity to approximately 300 mmcf/d of sweet gas, shallow cut processing, 15,000 bpd of propane-plus liquids capacity and 50,000 bpd of raw inlet condensate stabilization. The Company's expectations for the Duvernay area remain unchanged, namely continued growth based on improving economics. "Our expanded Duvernay platform will allow Pembina to provide low cost, integrated solutions to our customers for many years to come," added Sprott.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "plans", "will", "would", "expects", "continue", "anticipate", "potential", "may", and similar expressions.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following:  planning, construction, capital expenditure estimates, schedules, incremental volumes, in-service dates, contractual and fee arrangements, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's and its affiliates' pipeline and infrastructure expansions; expectations around continuing producer activity and development and growth of product supply; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation and processing services; Pembina's and its affiliates' corporate strategy; anticipated future adjusted EBITDA from growth projects; ongoing negotiations and discussions with customers for additional services; and expectations regarding synergies, operational efficiencies, and integration of growth and development projects with Pembina's existing business and asset base. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina to successfully negotiate and complete final commercial agreements; that counterparties to material agreements will continue to perform in a timely manner; that Pembina's joint venture partners will continue to provide support joint venture projects; the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; and prevailing interest and tax rates.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina or its joint venture partners or customers to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of planned capital projects and ongoing operations. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), which does not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in operating margin, Adjusted EBITDA and other reconciling line items to IFRS. A reconciliation of operating margin and Adjusted EBITDA to share of profit from equity accounted investees can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees".

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended September 30, 2018, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 01-NOV-18